UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
           PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant                      |_|

Filed by a Party other than the Registrant   |X|

Check the appropriate Box:

|X|   Preliminary Proxy Statement

|_| Confidential, for Use of the Commission only (as permitted by Rule 14a-6(e)(2))

|_|   Definitive Proxy Statement

|_|   Definitive Additional Materials

|_|   Soliciting Material Pursuant to ss.240.14a-12

                             MULTIMEDIA GAMES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                          LIBERATION INVESTMENTS, L.P.
                          LIBERATION INVESTMENTS, LTD.
                        LIBERATION INVESTMENT GROUP, LLC
                               EMANUEL R. PEARLMAN
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X|   No fee required.

|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1)   Title of each class of securities to which the transaction applies:

      (2)   Aggregate number of securities to which the transaction applies:

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      (4)   Proposed maximum aggregate value of the transaction:

      (5)   Total fee paid:

|_|   Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

                             MULTIMEDIA GAMES, INC.

        SOLICITATION STATEMENT TO CALL A SPECIAL MEETING OF SHAREHOLDERS

                                       BY

                          LIBERATION INVESTMENTS, L.P.,
                          LIBERATION INVESTMENTS, LTD.,
                      LIBERATION INVESTMENT GROUP, LLC AND
                               EMANUEL R. PEARLMAN

WHY YOU WERE SENT THIS SOLICITATION STATEMENT

      Liberation Investments, L.P., a Delaware limited partnership ("LILP"), Liberation Investments, Ltd., a private offshore investment corporation ("LILtd"), Liberation Investment Group, LLC, a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd ("LIGLLC"), and Emanuel R. Pearlman, as Chief Executive Officer and majority member of LIGLLC (collectively, "Liberation Investments") are hereby asking you to help Liberation Investments call a special meeting of shareholders (the "Special Meeting") of Multimedia Games, Inc., a Texas corporation (the "Company").

      This solicitation statement (together with its exhibits, this "Solicitation Statement") and the accompanying WHITE request card are being furnished to certain holders of the Company's common stock, par value $0.01 ("Common Stock"). Liberation Investments seeks to call the Special Meeting for the purpose of considering and voting upon certain proposals described below (see the section "THE PROPOSALS" on page 3) (collectively, the "Proposals"). At this time, Liberation Investments is only soliciting your request to call the Special Meeting as described herein. Liberation Investments is not currently seeking your proxy, consent, authorization or agent designation for approval of any of the Proposals. In the event the Special Meeting will be called, Liberation Investments intends to send to all shareholders of record proxy materials relating to the Proposals to be voted upon at the Special Meeting.

      Pursuant to Section 2.24(C) of the Texas Business Corporation Act (the "TBCA") and Section 2.03 of the Company's Amended and Restated Bylaws, as filed with the Securities and Exchange Commission (the "SEC") as an exhibit to the Company's Form 10-K for the fiscal year ended September 30, 2003 (the "Bylaws"), the Special Meeting may be called by the holders of at least 10% of the shares entitled to vote at the proposed Special Meeting.


      As of September 14, 2006, Liberation Investments was the beneficial owner of, and had the right to vote, 2,311,327 shares of Common Stock, representing approximately 8.4% of the outstanding Common Stock (based on the number of outstanding shares of Common Stock set forth by the Company in its Form 10-Q for the quarterly period ended June 30, 2006, hereinafter the "10-Q").

      The date of this Solicitation Statement is [ ], 2006, and it and the accompanying WHITE request card are first being sent to certain Company shareholders on or about [ ], 2006.


      REQUESTS SHOULD BE DELIVERED AS PROMPTLY AS POSSIBLE, BY FAX OR BY MAIL (USING THE ENCLOSED ENVELOPE), TO INNISFREE M&A INCORPORATED, AS SET FORTH BELOW.

      THIS SOLICITATION IS BEING MADE BY LIBERATION INVESTMENTS, AND NOT ON BEHALF OF THE CURRENT BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD").

      THE REQUEST TO CALL THE SPECIAL MEETING IS IMPORTANT. LIBERATION INVESTMENTS URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE REQUEST CARD.

                                    IMPORTANT

      If your shares of Common Stock are registered in your own name, please sign, date and mail the enclosed WHITE request card to Innisfree M&A Incorporated in the postage-paid envelope provided herewith. If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE request card with respect to your shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE request card to be signed representing your shares of Common Stock. Liberation Investments urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Liberation Investments in care of Innisfree M&A Incorporated to the address below, so that Liberation Investments will be aware of all instructions given and can attempt to ensure that such instructions are followed. If you have any questions about executing or delivering your WHITE request card or require assistance, please contact:

                  Innisfree M&A Incorporated
                  501 Madison Avenue, 20th Floor
                  New York, NY 10022
                  Stockholders call toll free: 1-877-825-8631
                  Banks and Brokers call collect: 1-212-750-5833

WE ARE DISSATISFIED WITH THE COMPANY'S PERFORMANCE AND THE MANAGEMENT OF ITS AFFAIRS
-------------------------------------------------------------------------


      As described in Schedule 13D filings that we have made with the SEC, we are dissatisfied with the Company's performance and the management of its affairs, and have for many months discussed with and advised the Company that it should pursue strategies to maximize shareholder value. Since we are one of the largest shareholders of the Company, we have a strong incentive to maximize shareholder value. Liberation Investments believes that calling the Special Meeting will provide the Company's shareholders an opportunity to express their dissatisfaction with the Company's performance and the management of its affairs. Holding the Special Meeting will also provide the Company's shareholders an opportunity to influence the future of the Company by changing the composition of the Board. Liberation Investments expects to nominate for election to the Board at the Special Meeting up to three individuals with significant capital markets expertise who are sensitive to shareholder concerns. Liberation Investments has previously provided the Company with the names and backgrounds of three individuals that the Company could consider for election to the Board. As of the date of this Solicitation Statement, Liberation Investments has not selected the individuals that it would nominate for election at the Special Meeting, in the event one is called. Liberation Investments is in the process of evaluating potential nominees and selection of Liberation Investments' candidates will necessarily depend, in part, on whether Liberation Investments is successful in soliciting sufficient requests to call the Special Meeting, when such requests are received and when the Special Meeting occurs. None of the potential nominees previously identified by Liberation Investments to the Company is or was a "participant" in the solicitation conducted with this Solicitation Statement or one of its affiliates.


      Of particular concern to Liberation Investments is the languishing Common Stock price which is currently trading below its levels of even three years ago. Also, the Company recently announced poor results for the fiscal 2006 third quarter, including the results set forth in the table below:

                                                  Fiscal 2006       Fiscal 2005
                                                 third quarter     third quarter
                                                 --------------    -------------
Total Revenue                                     $32.2 million    $37.1 million
Profit/(Loss)                                    $(0.6) million     $4.6 million
EBITDA                                            $15.1 million    $23.0 million
Selling, General and Administrative Expenses      $17.4 million    $14.1 million

THE SPECIAL MEETING
-------------------


      In connection with our solicitation of requests to call the Special Meeting, we are furnishing you with this Solicitation Statement and a form of request to enable you and other shareholders of the Company to call the Special Meeting. For the Special Meeting to be held in accordance with the TBCA and the Bylaws, requests in favor of the call of the Special Meeting must be executed by the holders of at least 10% of the shares entitled to vote at the proposed Special Meeting (the "Requisite Holders"). According to the 10-Q, there were 27,482,486 shares of Common Stock outstanding as of August 4, 2006, with each share entitled to one vote. Based on such number, requests from holders of an aggregate of at least 2,748,249 shares of Common Stock would be required to call the Special Meeting under the TBCA and the Bylaws. In order to minimize costs, we intend to solicit requests to call the Special Meeting only from large shareholders who, together with our shares of Common Stock, hold at least 10% of the shares entitled to vote at the proposed Special Meeting. Pursuant to the TBCA, the record date for determining the shareholders entitled to call the Special Meeting is the date the first shareholder signs the notice of the Special Meeting. As of the date hereof, Liberation Investments has not submitted a notice of Special Meeting to the Company. In the event the Special Meeting will be called, Liberation Investments intends to send to all shareholders of record proxy materials relating to the Proposals to be voted upon at the Special Meeting. The record date for determining shareholders entitled to notice of, or to vote at, the Special Meeting will be the date on which notice of the Special Meeting is mailed to the shareholders, unless the Board sets a different record date in accordance with the TBCA.


      PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED WHITE CARD AS PROMPTLY AS POSSIBLE. Failure to sign and return the WHITE request card will have the same effect as opposing the call of a Special Meeting.

THE PROPOSALS
-------------

      If Liberation Investments is successful in soliciting sufficient requests, Liberation Investments will have the right, but not the obligation, to call and hold the Special Meeting. In the event the Special Meeting will be called, Liberation Investments intends to solicit proxies from all shareholders of record in support of the Proposals by sending all of record shareholders a notice of the Special Meeting, a proxy statement and a proxy card for use therewith. Nevertheless, even if Liberation Investments is successful in soliciting sufficient requests to call the Special Meeting, based on the Company's conduct, including the articulation and implementation of strategies to maximize shareholder value, Liberation Investments may, in its discretion, decide not to call the Special Meeting.

      At the Special Meeting, the shareholders will be asked to vote on the following Proposals:


      o the removal without cause of up to three individuals (which may include [ ], [ ] and [ ]) from the Board and any other person or persons (other than the persons to be elected pursuant to the Proposals) elected or appointed to the Board prior to the effective date of the Proposals to fill any existing or newly created directorship or vacancy on the Board;

      o the amendment of the Bylaws to fix the number of directors constituting the Board at five (or such other number as is necessary to permit the Nominees (as defined below) to be elected to the Board and to serve on the Board together with at least two current directors of the Company);


      o the amendment of the Bylaws to require the unanimous vote of all directors in order for the Board to (i) amend the section of the Bylaws which fixes the number, term and qualification of directors constituting the Board or (ii) take any action referred to in such section;

      o the amendment of the Bylaws to provide that vacancies on the Board resulting from shareholder action may be filled only by a vote of the shareholders and to expressly provide that the Board may not amend or repeal this Bylaw;


      o the election of up to three individuals with significant capital markets expertise who are sensitive to shareholder concerns (the "Nominees") to the Board to fill the newly created vacancies on the Board; and

      o the repeal of each provision of the Bylaws or amendments of the Bylaws that are adopted after December 29, 2003 (the last date the Company reported changes to the Bylaws) and before the effectiveness of the Proposals and the seating of the Nominees on the Board.

      Liberation Investments expects to request, in any future proxy materials relating to the Special Meeting, authority to (i) initiate and vote for proposals to recess or adjourn the Special Meeting for any reason and/or (ii) oppose and vote against any proposal to recess or adjourn the Special Meeting.

      Liberation Investments does not currently anticipate additional proposals on any substantive matters. Nevertheless, Liberation Investments reserves the right to either modify the Proposals or cause additional proposals to be identified in the proxy materials for the Special Meeting. Liberation Investments is not aware of any other proposals to be brought before the Company's shareholders at the Special Meeting.

REQUEST PROCEDURES
------------------


      Pursuant to this Solicitation Statement, Liberation Investments is soliciting requests from certain holders of outstanding shares of Common Stock to call the Special Meeting. By executing a request, a shareholder is designating specified persons as the shareholder's agents (each, a "Designated Agent"), and is authorizing the Designated Agents to call the Special Meeting, set the place (if required), date and time of the Special Meeting, to give notice of the Special Meeting and any adjournment thereof, and to exercise all rights of the Requisite Holders incidental to calling and convening the Special Meeting.

      Pursuant to Section 2.25(A) of the TBCA, in the that event Liberation Investments calls the Special Meeting, Liberation Investments will have the power and obligation to deliver a notice to the shareholders stating the place, date and time of the meeting. Section 2.24(A) of the TBCA provides that meetings of shareholders may be held at such place as may be stated in or fixed in accordance with the bylaws of a corporation and Section 2.01 of the Bylaws states that all meetings of shareholders will be held at the principal office of the Company, or any other place, as may be designated for that purpose from time to time by the Board. Thus, even though the TBCA grants Liberation Investments the power to state the place of the Special Meeting, the Bylaws would seem to indicate that the only place where such meeting may be held (except as otherwise designated by the Board) is the Company's principal office. However, Liberation Investments does not control access to the Company's premises (although Liberation Investments' view is that, based on the TBCA, the Bylaws and Texas law, Liberation Investment would have the legal right to have the Special Meeting held at the Company's principal office without interference by the Company). Therefore, unless, prior to Liberation Investments calling the Special Meeting, the Company confirms to Liberation Investments in writing that it will grant Liberation Investments and the Company's shareholders reasonable access rights to the Company's principal office for purposes of holding the Special Meeting and that the Company will not in any manner hinder or interfere with conducting the Special Meeting at such location, Liberation Investments intends to set the place of the Special Meeting at a location in Austin, Texas.


      If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a request with respect to your shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and give instructions for a WHITE request card representing your shares to be signed. Liberation Investments urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Liberation Investments in care of Innisfree M&A Incorporated at the address or fax number set forth in this Solicitation Statement so that Liberation Investments will be aware of all instructions given and can attempt to ensure that such instructions are followed.

      Prior to the taking of any action by the Designated Agents pursuant to the request to call the Special Meeting, you may revoke your request to call the Special Meeting by delivering a written revocation to Liberation Investments in care of Innisfree M&A Incorporated at the address or fax number set forth in this Solicitation Statement. Such a revocation must clearly state that your request to call the Special Meeting is no longer effective.

      Prior to the taking of any action by the Designated Agents pursuant to the request to call the Special Meeting, you may also revoke your request to call the Special Meeting by delivering a written revocation to the Company at its address set forth in this Solicitation Statement. Such a revocation must clearly state that your request to call the Special Meeting is no longer effective. If you decide to revoke your request to call the Special Meeting by delivering a written revocation to the Company, Liberation Investments requests that you provide the original or a photostatic copy of such written revocation to Liberation Investments in care of Innisfree M&A Incorporated at the address or fax number set forth in this Solicitation Statement so that we will be aware of all revocations and can more accurately determine if and when sufficient requests to call the Special Meeting have been received.


SOLICITATION OF REQUESTS; EXPENSES
----------------------------------

      The entire expense of preparing this Solicitation Statement and any other soliciting material and the soliciting of requests (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by Liberation Investments. Requests may be solicited by Liberation Investments, its officers, agents or representatives by telephone, telegram, other electronic means, mail, or personal solicitation. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of Common Stock that such institutions hold, and Liberation Investments will reimburse such institutions for their reasonable out-of-pocket expenses.


      Liberation Investments has retained Innisfree M&A Incorporated to assist in the solicitation of requests and the proxy solicitation in connection with the Special Meeting at a fee estimated not to exceed $[ ], and will reimburse such firm for its reasonable out-of-pocket expenses. That firm will utilize approximately 30 persons in its solicitation efforts.


      Liberation Investments estimates that its total expenditures relating to the solicitation of requests and the solicitation of proxies for approval of the Proposals at the Special Meeting will be approximately $[ ] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total expenditures to date relating to these solicitations have been approximately $[ ].


      Liberation Investments intends to seek reimbursement from the Company for Liberation Investments' actual expenses incurred in connection with this solicitation and the solicitation of proxies approving the Proposals. Following the Special Meeting, Liberation Investments will request that the Board approve the reimbursement of such expenses. Liberation Investments does not expect to submit such matter to a vote of the Company's shareholders but if the matter is submitted to a vote of the Company's shareholders, Liberation Investments will vote its shares in favor of such reimbursement and will accept the results of such shareholder vote.


CERTAIN INFORMATION REGARDING THE PARTICIPANTS
----------------------------------------------


      Each of LILP, LILtd, LIGLLC and Emanuel R. Pearlman may be deemed to be a "participant" in the solicitation conducted with this Solicitation Statement. Emanuel R. Pearlman, is the Chief Executive Officer and majority member of LIGLLC, which in turn is a general partner of LILP and discretionary investment adviser to LILtd. The principal occupation of Mr. Pearlman is to provide discretionary investment management services through LIGLLC. The principal business of LIGLLC is to serve as the general partner of LILP and discretionary investment adviser to LILtd. The principal business of LILP is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account. The principal business of LILtd is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account. The principal business address for Mr. Pearlman, LIGLLC and LILP is 330 Madison Avenue, 6th Floor, New York, NY 10017. The principal business address for LILtd is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands. As of September 14, 2006, LILP and LILtd beneficially owned 1,543,418 and 767,909 shares of Common Stock, respectively. As the sole general partner of LILP and the sole investment advisor to LILtd, LIGLLC may be deemed to beneficially own the 2,311,327 shares of Common Stock beneficially owned in the aggregate by LILP and LILtd. As the Chief Executive Officer and majority member of LIGLLC, Mr. Pearlman may be deemed to beneficially own the 2,311,327 shares of Common Stock beneficially deemed to be owned by LIGLLC.


      Exhibit A lists certain information regarding ownership of Common Stock by Liberation Investments and transactions in Common Stock made by Liberation Investments during the last two years. Liberation Investments beneficially owns 2,311,327 shares of Common Stock, or approximately 8.4% of the outstanding shares of Common Stock. Liberation Investments may, however, change or alter its investment strategy at any time to increase or decrease its holdings in the Company. The amount of funds expended by Liberation Investments to acquire the 2,311,327 shares of Common Stock it beneficially owns was $23,911,409.44. The source of funds for this consideration was working capital of LILP and LILtd.

      Except as set forth in this Solicitation Statement, Liberation Investments is not now, nor has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).


      There are no material proceedings to which LILP, LILtd, LIGLLC or Emanuel
R. Pearlman or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, none of LILP, LILtd, LIGLLC or Emanuel R. Pearlman nor any of their associates has any interest in the matters to be voted upon at the Special Meeting, other than an interest, if any, as a shareholder of the Company.

      Except as set forth in this Solicitation Statement, to the best knowledge of Liberation Investments, none of LILP, LILtd, LIGLLC or Emanuel R. Pearlman nor any of their associates (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000 and in which such person had, or will have, a direct or indirect material interest; (ii) has been indebted to the Company or any of its subsidiaries; (iii) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; (iv) has purchased or sold any securities of the Company within the past two years; or (v) is the direct or indirect beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

      Liberation Investments has previously advised the Company that it should pursue strategies to maximize shareholder value, including (i) a transaction or restructuring to monetize the Company's participation arrangements with Native American tribes in the State of Oklahoma and use the proceeds to implement a substantial stock repurchase or otherwise create a mechanism to deliver maximum value to shareholders and (ii) recapitalizing the Company's balance sheet to enable a significant stock repurchase. None of Liberation Investments nor any associate thereof has or currently intends to have any interest in any such transaction or any similar transaction, other than an interest, if any, as a shareholder of the Company. In the event that the Special Meeting is called and the Nominees are elected, Liberation Investments would expect that the Nominees would pursue strategies to maximize shareholder value, which might include the above specified strategies, consistent with their fiduciary duties to the Company and its shareholders. Except as described above with respect to the potential reimbursement of our actual expenses incurred in connection with this solicitation and the solicitation of proxies approving the Proposals (see the section "SOLICITATION OF REQUESTS; EXPENSES" on page 4), Liberation Investments does not expect to receive any fees or other compensation as a result of this solicitation and the solicitation of proxies approving the Proposals.


OTHER MATTERS
-------------

      The principal executive offices of the Company are located at 206 Wild Basin Road, Building B, Fourth Floor, Austin, Texas 78746. Except as otherwise noted herein, the information concerning the

Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Liberation Investments does not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

      Exhibit B sets forth information regarding the security ownership of certain beneficial owners, directors and executive officers of the Company.

SHAREHOLDER PROPOSALS FOR 2007 ANNUAL MEETING
---------------------------------------------

      The Company's proxy statement dated March 2, 2006, relating to its 2006 annual meeting, indicates that proposals of shareholders intended to be presented at its 2007 annual meeting of shareholders must be received by the Company no later than November 2, 2006 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. The Company's proxy statement also indicates that shareholder proposals not submitted for inclusion in the proxy statement and form of proxy for the Company's 2007 annual meeting of shareholders, but instead sought to be presented directly at such meeting, may be brought before the annual meeting so long as the Company receives notice of the proposal, no later than January 21, 2007.

YOUR SUPPORT IS IMPORTANT
-------------------------

      WE ARE SEEKING YOUR SUPPORT TO CALL THE SPECIAL MEETING. PLEASE SIGN, DATE, AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE REQUEST CARD AS PROMPTLY AS POSSIBLE.

      IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A REQUEST WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

WHO TO CALL IF YOU HAVE QUESTIONS
---------------------------------

      If you have any questions or require any assistance, please contact Innisfree M&A Incorporated at the following address and toll free telephone number:

                  Innisfree M&A Incorporated
                  501 Madison Avenue, 20th Floor
                  New York, NY 10022
                  Stockholders call toll free: 1-877-825-8631
                  Banks and Brokers call collect: 1-212-750-5833

                                       LIBERATION INVESTMENTS

                                       [ ], 2006

                                    EXHIBIT A


  Holdings of Common Stock by Liberation Investments as of September 14, 2006:



                                                          Shares
                                                        Participant
                                                        Beneficially
                                                       Holds or May Be            Percent
                                                       Deemed to Hold               of
           Participant and Address                      Beneficially             Class(1)
-------------------------------------------------   --------------------   --------------------
Liberation Investments, L.P.                                   1,543,418                   5.6%
330 Madison Avenue, 6th Floor, New York, NY 10017

Liberation Investments, Ltd.                                     767,909                   2.8%
P.O. Box 31106 SMB Corporate Centre,
West Bay Road, Grand Cayman,
Cayman Islands

Liberation Investment Group, LLC                               2,311,327(2)                8.4%
330 Madison Avenue, 6th Floor,
New York, NY 10017

Emanuel R. Pearlman                                            2,311,327(3)                8.4%
330 Madison Avenue, 6th Floor,
New York, NY 10017


      Transactions in securities of the Company by Liberation Investments during the past two years:


     Date of                                   Quantity of Shares
Purchase / (Sale)       Class of Security      Purchased / (Sold)    Price Per Share($)(4)
--------------------   --------------------   --------------------   ---------------------
                                  Liberation Investments, L.P.
February 1, 2005           Common Stock                     65,000                  8.7931
February 2, 2005           Common Stock                     71,500                  8.9431
February 3, 2005           Common Stock                     26,000                  8.9537
February 3, 2005           Common Stock                      9,750                  8.6464
February 4, 2005           Common Stock                      3,250                  8.6342
April 25, 2005             Common Stock                     65,000                  6.9238
April 26, 2005             Common Stock                     65,000                  6.8709
April 27, 2005             Common Stock                    130,000                  6.7800
April 27, 2005             Common Stock                     32,500                  6.8477
June 8, 2005               Common Stock                      6,500                 10.9500
June 8, 2005               Common Stock                      3,250                 10.9474
June 15, 2005              Common Stock                      3,250                 10.9587
(June 16, 2005)            Common Stock                    (26,000)                11.6850
(June 17, 2005)            Common Stock                    (32,565)                12.1000
(July 11, 2005)            Common Stock                    (65,000)                12.0022
(July 22, 2005)            Common Stock                    (39,260)                12.1932
(July 27, 2005)            Common Stock                    (20,475)                12.8016
August 9, 2005             Common Stock                     16,250                  9.3900
August 9, 2005             Common Stock                      6,500                  9.3474
August 22, 2005            Common Stock                      6,500                  9.6629
August 22, 2005            Common Stock                      9,750                  9.6339
September 12, 2005         Common Stock                     21,450                 10.0487
September 13, 2005         Common Stock                     53,300                 10.2922
September 13, 2005         Common Stock                     84,500                 10.2469
September 14, 2005         Common Stock                     32,500                 10.0295
September 14, 2005         Common Stock                     16,257                  9.8203


--------------------

(1) Based on the number of shares of Common Stock outstanding as reported in the 10-Q.

(2) Indirect beneficial ownership as a result of LILP and LILtd's beneficial ownership.

(3) Indirect beneficial ownership as a result of LILP and LILtd's beneficial ownership.

(4)   Excluding commissions.


     Date of                                   Quantity of Shares
Purchase / (Sale)       Class of Security      Purchased / (Sold)    Price Per Share($)(4)
--------------------   --------------------   --------------------   ---------------------
September 30, 2005         Common Stock                        721                  9.7000
October 19, 2005           Common Stock                      4,420                  8.9644
October 21, 2005           Common Stock                     28,080                  8.9875
(November 23, 2005)        Common Stock                     (5,005)                10.8000
December 27, 2005          Common Stock                      1,384                  8.9295
December 28, 2005          Common Stock                     26,520                  8.9915
December 29, 2005          Common Stock                      9,750                  9.2332
December 30, 2005          Common Stock                     16,250                  9.2115
February 7, 2006           Common Stock                    105,000                  9.0141
February 13, 2006          Common Stock                     81,400                  9.1838
February 14, 2006          Common Stock                     38,000                  9.1766
March 14, 2006             Common Stock                     17,250                 10.7000
March 14, 2006             Common Stock                     17,250                 10.6635
(March 21, 2006)           Common Stock                   (138,000)                13.9705
May 18, 2006               Common Stock                     84,000                 11.9336
May 18, 2006               Common Stock                     42,000                 12.0000
May 18, 2006               Common Stock                     84,000                 12.4273
May 19, 2006               Common Stock                    252,000                 12.4885
May 24, 2006               Common Stock                     85,000                 11.9621
May 30, 2006               Common Stock                     19,191                 11.5430
May 31, 2006               Common Stock                     55,250                 11.3198
May 31, 2006               Common Stock                     29,750                 11.3570
May 31, 2006               Common Stock                     43,010                 11.1454
June 1, 2006               Common Stock                     41,990                 11.4305
June 16, 2006              Common Stock                     34,000                  9.6000
June 27, 2006              Common Stock                     25,500                  9.6149

                                  Liberation Investments, Ltd.
February 1, 2005           Common Stock                     35,000                  8.7931
February 2, 2005           Common Stock                     38,500                  8.9431
February 3, 2005           Common Stock                     14,000                  8.9537
February 3, 2005           Common Stock                      5,250                  8.6464
February 4, 2005           Common Stock                      1,750                  8.6342
April 25, 2005             Common Stock                     35,000                  6.9238
April 26, 2005             Common Stock                     35,000                  6.8709
April 27, 2005             Common Stock                     70,000                  6.7800
April 27, 2005             Common Stock                     17,500                  6.8477
June 8, 2005               Common Stock                      3,500                 10.9500
June 8, 2005               Common Stock                      1,750                 10.9474
June 15, 2005              Common Stock                      1,750                 10.9587
(June 16, 2005)            Common Stock                    (14,000)                11.6850
(June 17, 2005)            Common Stock                    (17,535)                12.1000
(July 11, 2005)            Common Stock                    (35,000)                12.0022
(July 22, 2005)            Common Stock                    (21,140)                12.1932
(July 27, 2005)            Common Stock                    (11,025)                12.8016
August 9, 2005             Common Stock                      8,750                  9.3900
August 9, 2005             Common Stock                      3,500                  9.3474
August 22, 2005            Common Stock                      3,500                  9.6629
August 22, 2005            Common Stock                      5,250                  9.6339
September 12, 2005         Common Stock                     11,550                 10.0487
September 13, 2005         Common Stock                     28,700                 10.2922
September 13, 2005         Common Stock                     45,500                 10.2469
September 14, 2005         Common Stock                     17,500                 10.0295
September 14, 2005         Common Stock                      8,753                  9.8203
September 30, 2005         Common Stock                        389                  9.7000
October 19, 2005           Common Stock                      2,380                  8.9644
October 21, 2005           Common Stock                     15,120                  8.9875
(November 23, 2005)        Common Stock                     (2,695)                10.8000
December 27, 2005          Common Stock                        745                  8.9295



     Date of                                   Quantity of Shares
Purchase / (Sale)       Class of Security      Purchased / (Sold)    Price Per Share($)(4)
--------------------   --------------------   --------------------   ---------------------

December 28, 2005          Common Stock                     14,280                  8.9915
December 29, 2005          Common Stock                      5,250                  9.2332
December 30, 2005          Common Stock                      8,750                  9.2115
February 7, 2006           Common Stock                     45,000                  9.0141
March 14, 2006             Common Stock                      7,750                 10.7000
March 14, 2006             Common Stock                      7,750                 10.6635
(March 21, 2006)           Common Stock                    (62,000)                13.9705
May 18, 2006               Common Stock                     16,000                 11.9336
May 18, 2006               Common Stock                      8,000                 12.0000
May 18, 2006               Common Stock                     16,000                 12.4273
May 19, 2006               Common Stock                     48,000                 12.4885
May 24, 2006               Common Stock                     15,000                 11.9621
May 30, 2006               Common Stock                      3,387                 11.5430
May 31, 2006               Common Stock                      9,750                 11.3198
May 31, 2006               Common Stock                      5,250                 11.3570
May 31, 2006               Common Stock                      7,590                 11.1454
June 1, 2006               Common Stock                      7,410                 11.4305
June 16, 2006              Common Stock                      6,000                  9.6000
June 27, 2006              Common Stock                      4,500                  9.6149
July 14, 2006              Common Stock                    100,000                  9.9975
July 17, 2006              Common Stock                     50,000                  9.9938
July 18, 2006              Common Stock                     50,000                  9.9326
July 25, 2006              Common Stock                     60,000                  9.8768
August 2, 2006             Common Stock                     25,000                  9.1315


                                    EXHIBIT B
                                    ---------

      Except to the extent superceded by information contained in subsequent
Schedule 13D and 13G filings made with the SEC and the updated number of outstanding shares of Common Stock specified in the 10-Q, the following table sets forth the beneficial ownership of Common Stock as of February 9, 2006, as presented in the Company's definitive proxy statement filed with the SEC on March 2, 2006, by (i) each director of the Company, (ii) each executive officer of the Company, (iii) all directors and executive officers as a group and (iv) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock. While Liberation Investments does not have any knowledge that would indicate that any statement contained in this Exhibit B is untrue, except for the information with respect to Liberation Investments, Liberation Investments takes no responsibility for the accuracy or completeness of such information, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

                                    Number of Shares
Beneficial Owner(5)                Beneficially Owned   Percent of Class(6)
--------------------------------   ------------------   -------------------
Royce & Associates, LLC                 2,933,438(7)                  10.7%
Barclays Global Investors, N.A.         2,856,392(8)                  10.4%
FMR Corp.                               2,802,464(9)                  10.2%
Prentice Capital Management, LP         2,661,733(10)                  9.7%
Private Capital Management, L.P.        2,452,433(11)                  8.9%
Liberation Investments                  2,311,327(12)                  8.4%

--------------------

(5) Unless otherwise noted, the address for all officers and directors of the Company is the address of the Company's principal executive offices at 206 Wild Basin, Building B, Fourth Floor, Austin, Texas 78746.

(6) Percentages of ownership are based on 27,482,486 shares of Common Stock outstanding as of August 4, 2006 per the 10-Q. Shares of Common Stock subject to stock options which were exercisable as of February 9, 2006 or were to become exercisable within 60 days after February 9, 2006, are deemed outstanding for computing the percentage for the person or group holding such options, but are not deemed outstanding for computing the percentage for any other person or group.

(7) Pursuant to a Schedule 13G/A dated January 30, 2006, filed with the SEC, Royce & Associates, LLC reported that as of December 31, 2005 it had sole voting power over 2,933,438 shares and sole dispositive power over 2,933,438 shares and that its address is 1414 Avenue of the Americas, New York, New York 10019.

(8) Pursuant to a Schedule 13G dated February 10, 2006, filed with the SEC, Barclays Global Investors, N.A. reported that as of January 31, 2006 it and certain related entities had sole voting power over 2,695,027 shares and sole dispositive power over 2,856,392 shares and that its address was 45 Fremont Street, San Francisco, California 94105.

(9) Pursuant to a Schedule 13G dated June 10, 2005, filed with the SEC, FMR Corp. reported that as of May 31, 2005 it and certain related entities had sole voting power over 26,100 shares and sole dispositive power over 2,802,464 shares and that its address is 82 Devonshire Street, Boston, Massachusetts 02109.

(10) Pursuant to a Schedule 13G/A dated February 14, 2006, filed with the SEC, Prentice Capital Management, LP reported that as of December 31, 2005 it and certain related persons had shared voting power over 2,661,733 shares and shared dispositive power over 2,661,733 shares and that its address is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.


(11) Pursuant to a Schedule 13G dated February 14, 2006, filed with the SEC, Private Capital Management, L.P. reported that as of February 14, 2006 it and certain related entities had shared voting power over 2,452,433 shares and shared dispositive power over 2,452,433 shares and that its address was 8889 Pelican Bay Blvd., Naples, Florida 34108. According to a Form 13F filed with the SEC on August 14, 2006, Private Capital Management, L.P. no longer owns shares of Common Stock.


(12) Pursuant to a Schedule 13D/A dated August 7, 2006, filed with the SEC, Liberation Investments reported that as of August 7, 2006 it had shared voting power over 2,311,327 shares and shared dispositive power over 2,311,327 shares and that its address is as set forth in the Solicitation Statement.

                                    Number of Shares
Beneficial Owner(5)                Beneficially Owned   Percent of Class(6)
--------------------------------   ------------------   -------------------
Sowood Capital Management LP            1,464,900(13)                  5.3%
Clifton E. Lind                         2,051,686(14)                  7.2%
Brendan M. O'Connor                       403,000(15)                  1.4%
Gary L. Loebig                            393,662(16)                  1.4%
Craig S. Nouis                            286,250(17)                  1.0%
Dirk D. Heinen                            250,000(18)                  *(19)
John M. Winkelman                         220,000(20)                  *
Robert D. Repass                          172,500(21)                  *
Thomas W. Sarnoff                         150,000(22)                  *
Michael J. Maples, Sr.                     47,500(23)                  *
All executive officers and              4,265,972(24)                 13.9%
   directors as a group
   (13 persons)

--------------------

(13) Pursuant to a Schedule 13G dated May 30, 2006, filed with the SEC, Sowood Capital Management LP reported that it and certain related persons had sole voting power over 1,464,900 shares and sole dispositive power over 1,464,900 shares and that its address is 500 Boylson Street, 17th Floor, Boston, Massachusetts 02116.

(14) Consists of (i) 994,852 shares owned by Mr. Lind, (ii) options to purchase 977,334 shares that were exercisable within 60 days after February 9, 2006,
(iii) 27,000 shares held in various retirement accounts, and (iv) 52,500 shares held by the Lind Family Partnership. According to a Form 4 filed with the SEC on August 21, 2006, Mr. Lind increased his direct beneficial ownership of shares of Common Stock by 1,000 to 995,852 shares of Common Stock.

(15) Consists of options to purchase 403,000 shares that were exercisable within 60 days after February 9, 2006.

(16) Includes options to purchase 392,662 shares that were exercisable within 60 days after February 9, 2006.

(17) Consists of options to purchase 286,250 shares that were exercisable within 60 days after February 9, 2006.

(18) Includes options to purchase 247,500 shares that were exercisable within 60 days after February 9, 2006. Mr. Heinen ceased serving as an executive officer of the Company upon his transition in November 2005 from Senior Vice President of Operations to Development Executive.

(19) Represents beneficial ownership of less than one percent.

(20) Consists of options to purchase 220,000 shares that were exercisable within 60 days after February 9, 2006.

(21) Consists of options to purchase 172,500 shares that were exercisable within 60 days after February 9, 2006.

(22) Consists of options to purchase 150,000 shares that were exercisable within 60 days after February 9, 2006.


(23) Consists of options to purchase 47,500 shares that were exercisable within 60 days after February 9, 2006. According to a Form 4 filed with the SEC on August 30, 2006, Mr. Maples acquired 10,000 shares of Common Stock on August 18, 2006.


(24) Includes options to purchase 3,183,920 shares that were exercisable within 60 days after February 9, 2006. The reported number of shares does not include shares held by Mr. Heinen, who was a "named executive officer" for the purposes of the Company's March 2, 2006 definitive proxy statement but who ceased serving as an executive officer in November 2005.

     REQUEST OF SHAREHOLDERS OF MULTIMEDIA GAMES, INC., A TEXAS CORPORATION
                                 (THE "COMPANY")

SOLICITED BY LIBERATION INVESTMENTS, L.P. ("LILP"), LIBERATION INVESTMENTS, LTD.
 ("LILTD"), LIBERATION INVESTMENT GROUP, LLC ("LIGLLC") AND EMANUEL R. PEARLMAN
                    (COLLECTIVELY, "LIBERATION INVESTMENTS")


TO CALL A SPECIAL MEETING OF THE SHAREHOLDERS OF THE COMPANY PURSUANT TO SECTION 2.24(C) OF THE TEXAS BUSINESS CORPORATION ACT AND SECTION 2.03 OF THE COMPANY'S
                           AMENDED AND RESTATED BYLAWS

      The undersigned hereby constitutes and appoints Emanuel R. Pearlman and Gregg E. Frankel, and each of them, with full power of substitution, the proxies and agents of the undersigned (said proxies and agents, together with each substitute appointed by any of them, if any, collectively, the "Designated Agents") in respect of all common stock, par value $0.01 per share ("Common Stock"), of the Company owned by the undersigned to do any or all of the following, to which the undersigned hereby consents, to:

      (1) take all action necessary to call (BUT NOT TO VOTE AT) a special meeting the Company's shareholders (the "Special Meeting"), for the purposes of considering and voting upon the following proposals (the "Proposals"):

            o the removal without cause of up to three individuals (which may include [ ], [ ] and [ ]) from the board of directors of the Company (the "Board") and any other person or persons (other than the persons to be elected pursuant to the Proposals) elected or appointed to the Board prior to the effective date of the Proposals to fill any existing or newly created directorship or vacancy on the Board;

            o the amendment of the Company's Amended and Restated Bylaws (the "Bylaws") to fix the number of directors constituting the Board at five (or such other number as is necessary to permit the Nominees (as defined below) to be elected to the Board and to serve on the Board together with at least two current directors of the Company);

            o the amendment of the Bylaws to require the unanimous vote of all directors in order for the Board to (i) amend the section of the Bylaws which fixes the number, term and qualification of directors constituting the Board or (ii) take any action referred to in such section;

            o the amendment of the Bylaws to provide that vacancies on the Board resulting from shareholder action may be filled only by a vote of the shareholders and to expressly provide that the Board may not amend or repeal this Bylaw;

            o the election of up to three individuals with significant capital markets expertise who are sensitive to shareholder concerns (the "Nominees") to the Board to fill the newly created vacancies on the Board; and

            o the repeal of each provision of the Bylaws or amendments of the Bylaws that are adopted after December 29, 2003 (the last date the Company reported changes to the Bylaws) and before the effectiveness of the Proposals and the seating of the Nominees on the Board.

      (2) set the place (if required), date and time of the Special Meeting or any adjournment thereof, and to give notice of the Special Meeting or any adjournment thereof and the purposes for which the Special Meeting or any adjournment thereof has been called; and

      (3) exercise all rights of the undersigned incidental to calling and convening the Special Meeting.

      Liberation Investments does not currently anticipate additional proposals on any substantive matters. Nevertheless, Liberation Investments reserves the right to either modify the Proposals or cause additional proposals to be identified in the proxy materials for the Special Meeting. Liberation Investments is not aware of any other proposals to be brought before the Company's shareholders at the Special Meeting.


      NOTHING CONTAINED IN THIS INSTRUMENT SHALL BE CONSTRUED TO GRANT THE DESIGNATED AGENTS THE RIGHT, POWER OR AUTHORITY TO VOTE ANY SHARES OWNED BY THE UNDERSIGNED AT THE SPECIAL MEETING.

      The undersigned hereby authorizes Liberation Investments and its agents to collect and, if necessary, deliver this request to the Company, and to deliver any other information required in connection therewith.

      This request supercedes, and the undersigned hereby revokes, any earlier dated revocation which the undersigned may have submitted to Liberation Investments, the Company or any designees of either.

Print Name:_____________________________________________________________________

Signature:______________________________________________________________________

Signature (if held jointly):____________________________________________________

Title (only if shares are held by an entity):___________________________________

Number of shares beneficially owned
(and as to which you have the right to vote):___________________________________

Dated:__________________________________________________________________________

      Please sign exactly as your shares are registered. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This request will represent all shares held in all capacities.

      PLEASE COMPLETE, SIGN, DATE, AND MAIL IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE.